SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




( ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE PERIOD ENDED DECEMBER 31, 2000

( TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from   to


                       Commission file Number 0-27782

   THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND
                              CERTAIN AFFILIATES
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCSHARES, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES,
INC. AND CERTAIN AFFILIATES


TABLE OF CONTENTS


                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND JUNE 30, 2000, AND FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000 AND THE
YEAR ENDED JUNE 30, 2000:

 Statements of Net Assets Available for Plan Benefits                  4

 Statement of Changes in Net Assets Available for Plan Benefits
    for the Six Month Period Ended December 31, 2000                   5


 Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended June 30, 2000                                   6

 Notes to Financial Statements                                       7-11

SUPPLEMENTAL INFORMATION:

 Schedule H, Item 4 (i)  - Schedule of Assets Held for
 Investment Purposes as of December 31, 2000                          12

SIGNATURES                                                            13

INDEPENDENT AUDITORS' REPORT


To the Board of  Directors of
  Dime Community Bancshares, Inc. & Subsidiary

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "Plan") as of December 31, 2000 and June 30, 2000, and the related statements of changes in net assets available for plan benefits for the six month period ended December 31, 2000 and the year ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and June 30, 2000, and the changes in net assets available for plan benefits for the six month period ended December 31, 2000 and the year ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held for investment purposes is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


June 15,  2001
New York, New York

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2000 AND JUNE 30, 2000


                                                       DECEMBER 31, 2000                               JUNE 30, 2000
                                       ----------------------------------------------     -----------------------------------------
                                        ALLOCATED       UNALLOCATED          TOTAL         Allocated      Unallocated       Total
                                       -----------      ------------       ----------     ----------      -----------    ----------
ASSETS:
Investment in HSBC Bank, USA
   short-term investment fund              $81,217          $141,143         $222,360       $232,229           $8,035      $240,264
Investments in shares of Dime
  Community Bancshares, Inc.
  common stock, at fair value           11,061,064        16,744,463       27,805,527      7,237,131       11,044,216    18,281,347
                                       -----------      ------------       ----------     ----------      -----------    ----------
Total investments                       11,142,281        16,885,606       28,027,887      7,469,360       11,052,251    18,521,611

Accrued income receivable                      517               770            1,287          1,262              639         1,901
                                       -----------      ------------       ----------     ----------      -----------    ----------

TOTAL ASSETS                           $11,142,798       $16,886,376      $28,029,174     $7,470,622      $11,052,890   $18,523,512
                                       ===========      ============       ==========     ==========      ===========   ===========
LIABILITIES:
Borrowing from Dime Community                   -         $6,602,031       $6,602,031             -        $6,852,526    $6,852,526
Bancshares, Inc.
Cash dividend payable to participants       74,363           130,198          204,561             -               -              -
                                       -----------      ------------       ----------     ----------      -----------    ----------
TOTAL LIABILITIES                           74,363         6,732,229        6,806,592             -         6,852,526     6,852,526
                                       -----------      ------------       ----------     ----------      -----------    ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                            $11,068,435       $10,154,147      $21,222,582     $7,470,622       $4,200,364   $11,670,986
                                       ===========      ============       ==========     ==========      ===========   ===========

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES,
INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000

                                                    ALLOCATED            UNALLOCATED              TOTAL
                                                   -----------           -----------          -----------
ADDITIONS:
Investment Activities:
Investment income - dividends                         $168,278              $263,436             $431,714
Investment activities - Appreciation in
   market value of Dime Community
   Bancshares, Inc. common stock                     3,778,224             6,232,174           10,010,398
                                                   -----------           -----------          -----------
  Total investment activities                        3,946,502             6,495,610           10,442,112

Contributions from Dime Saving Bank of
   Williamsburgh, net                                       -                524,596              524,596
                                                   -----------           -----------          -----------
TOTAL ADDITIONS                                      3,946,502             7,020,206           10,966,708
                                                   -----------           -----------          -----------
SUBTRACTIONS:
Cash benefit payments                                  734,790                    -               734,790
Cash dividend payable to participants                   74,363               130,198              204,561
Release of 10,096 shares for benefit                   201,660                    -               201,660
payments
INTEREST EXPENSE ON BORROWING FROM DIME
   COMMUNITY BANCSHARES, INC.                               -                274,101              274,101
                                                   -----------           -----------          -----------
TOTAL SUBTRACTIONS                                   1,010,813               404,299            1,415,112
                                                   -----------           -----------          -----------
TRANSFERS:
ALLOCATION OF 22,106 SHARES OF DIME
   COMMUNITY BANCSHARES, INC. COMMON STOCK
   TO PARTICIPANT ACCOUNTS                             531,926              (531,926)                  -
TRANSFER OF DIVIDEND INCOME FOR
   DISTRIBUTION TO  PARTICIPANTS                       130,198              (130,198)                  -
                                                   -----------           -----------          -----------
TOTAL TRANSFERS                                        662,124              (662,124)                  -
                                                   -----------           -----------          -----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                 3,597,813             5,953,783            9,551,596
                                                   -----------           -----------          -----------
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                 7,470,622             4,200,364           11,670,986
                                                   -----------           -----------          -----------
   END OF YEAR                                     $11,068,435           $10,154,147          $21,222,582
                                                   ===========           ===========          ===========

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED JUNE 30, 2000

                                                    ALLOCATED            UNALLOCATED              TOTAL
                                                   -----------           -----------          -----------
ADDITIONS:
Investment income - dividends                         $228,621              $533,161             $761,782
Contributions from Dime Savings Bank of
   Williamsburgh, net                                       -              1,277,785            1,277,785
                                                   -----------           -----------          -----------
TOTAL ADDITIONS                                        228,621             1,810,946            2,039,567
                                                   -----------           -----------          -----------
SUBTRACTIONS:
Investment activities - Depreciation in
   market value of Dime Community
   Bancshares, Inc. common stock                     2,324,358             5,611,431            7,935,789
Cash benefit payments                                  279,662                    -               279,662
Release of 4,899 shares for benefit                     97,408                    -                97,408
payments
INTEREST EXPENSE ON BORROWING FROM DIME
   COMMUNITY BANCSHARES, INC.                               -                643,063              643,063
                                                   -----------           -----------          -----------
TOTAL SUBTRACTIONS                                   2,701,428             6,254,494            8,955,922
                                                   -----------           -----------          -----------
TRANSFERS:
ALLOCATION OF 121,989 SHARES OF DIME
   COMMUNITY BANCSHARES, INC. COMMON STOCK
   TO PARTICIPANT ACCOUNTS                           1,982,321            (1,982,321)                  -
                                                   -----------           -----------          -----------
CHANGE IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS DURING THE YEAR                  (490,486)           (6,425,869)          (6,916,355)
                                                   -----------           -----------          -----------
NET ASSETS AVALABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                 7,961,108            10,626,233           18,587,341
                                                   -----------           -----------          -----------
   END OF YEAR                                      $7,470,622            $4,200,364          $11,670,986
                                                   ===========           ===========          ===========

 See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS
SIX MONTH PERIOD ENDED DECEMBER 31, 2000 AND YEAR ENDED June 30, 2000


1.  SUMMARY DESCRIPTION OF PLAN

    The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "ESOP"). This description of the ESOP is provided for general information purposes only. Participants should refer to the ESOP document for a more complete description of the ESOP's provisions.

    a. GENERAL - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the "Bank") on February 8, 1996, with an effective date of July 1, 1995.

         On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancshares, Inc. (the "Company"). Simultaneously, the Company issued 14,547,500 shares of common stock in a Subscription and Community offering. The ESOP purchased 1,163,800, or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $10.00 per share.

         The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP is administered by the Compensation Committee appointed by the Company's Board of Directors. The trust services department of HSBC Bank, USA (formerly Marine Midland Bank) ("Trustee") acts as the trustee for the ESOP.

         In order to purchase the shares of the Company's common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which, as of June 30, 2000, was to be repaid over a ten year period at a fixed
         interest rate of 8.0%.   Effective July 1, 2000, the maturity of the
         ESOP loan was extended from June, 2006 to December, 2025, with the continued option of prepayment. Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP. As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.

         The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the six months ended December 31, 2000 and the twelve months ended June 30, 2000, present separately the assets and liabilities and changes therein pertaining to:

           (1) the accounts of employees with vested rights in allocated stock (Allocated) and
           (2) stock not yet allocated to employees (Unallocated)

    b. ELIGIBILITY AND PARTICIPATION -All Eligible Employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically participate in the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS AND DISTRIBUTIONS- The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP's obligation under its outstanding borrowing from the Company. The Company or the Bank may contribute additional amounts, if designated by the ESOP Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company. Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of Eligible Participants in accordance with a pre-established formula. Participant contributions are not permitted.

         Effective July 1, 2000, the Company or Bank also makes a required 100% vested cash contribution to all participants in the ESOP in the amount of 3% of "covered compensation" (defined as total W-2 compensation including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Dime Savings Bank of Williamsburgh 401(k) Plan) up to applicable IRS limits. This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. This contribution is automatically transferred to the Dime Savings Bank of Williamsburgh 401(k) Plan (the "401(k) Plan") whereby the participant has the ability to invest this contribution in any of the investment options offered under the 401(k) Plan. This annual contribution is made in January of each year based upon the total covered compensation through December 31{st} of the previous year. In January 2001, a contribution of $144,145 was made to the ESOP and transferred to the 401(k) Plan.

         Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants. These distributions are made in the form of a cash payment. Otherwise, no distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries. Distributions are made in cash or, if participant elects, in the form of shares of common stock of the Company plus cash for fractional shares.

    d. VESTING - The balance credited to each Participant's account shall become vested in accordance with the following schedule:

             NUMBER OF YEARS OF SERVICE VESTED PERCENTAGE

                Less than 2 years                 0%
                Less than 3 years                25
                Less than 4 years                50
                Less than 5 years                75
                5 or more years                 100

         Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Bank prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Employer.

     e. INVESTMENTS - As of December 31, 2000 and June 30, 2000, the ESOP's investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term fund administered by HSBC Bank. The ESOP is permitted, under the Plan Document, to invest in any commingled or group trust fund, or common trust fund that are exempt from taxes under Section 501(a) of the Internal Revenue Code.

     f. ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula. The released shares are allocated to Eligible Participant accounts in the proportion that each such Eligible Participant's compensation, as measured under the terms of the Plan Document, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all Eligible Participants, as measured under the terms of the Plan Document.

        Released shares allocated to participant accounts totaled 22,106 and 121,989 during the six month period ended December 31, 2000 and the year ended June 30, 2000, respectively.

        Each participant's account reflects an allocation of the Bank's contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

        Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period. Such vote is made in direct proportion to the votes received from participants.

     g. FORFEITURES - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September, or December. The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the ESOP committee.

     h. ESOP TERMINATION - The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA. Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code. Upon termination of the ESOP, the Compensation Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the ESOP are maintained on the accrual basis of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The shares of Dime Community Bancshares, Inc. common stock are valued at fair value based upon the closing price stated in the Wall Street Journal. The closing price of the common stock was $25.25 and $16.25 per share, respectively, as of December 31, 2000 and June 30, 2000.

      Dividend income is accrued on the ex-dividend date for all dividends declared. During the six months ended December 31, 2000, cash dividends of $0.38 were declared and paid on Dime Community Bancshares, Inc. common stock. During the twelve months ended June 30, 2000, cash dividends of $0.66 per share were declared and paid, respectively, on Dime Community Bancshares, Inc. common stock.

      Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method.

      USE OF ESTIMATES - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

3.  FEDERAL INCOME TAXES

    The ESOP is intended to be qualified under Section 401(a) of the Internal
     Revenue Code (the "Code") and is intended to be exempt from taxation under
     Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated March 16, 2000. The ESOP has been amended since receiving the determination letter. However, the Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the ESOP's financial statements.

4.  ADMINSTRATION OF PLAN ASSETS

    The assets of the ESOP, which consist of investment in shares of Dime Community Bancshares, Inc. common stock, investments in the HSBC Bank, USA short-term investment fund and accrued interest and dividends receivable, are held in safekeeping as designated by the Trustee.

    Contributions to the ESOP are held and managed by the Trustee. All contributions received during the six month period ended December 31, 2000 and the year ended June 30, 2000, were utilized to service the principal and interest on the borrowing.

     Certain administrative functions are performed by officers or employees of the Company or Bank. No such officer or employee receives compensation from the ESOP for the administrative functions they perform. All administrative expenses of the ESOP are paid by the Company or the Bank.

5.    INVESTMENTS

    The investments, at December 31, 2000 and June 30, 2000, are presented in the following table:

                                        DECEMBER 31, 2000                         JUNE 30, 2000
                                  -----------------------------           ----------------------------
                                  ALLOCATED         UNALLOCATED           ALLOCATED        UNALLOCATED
                                  ---------         -----------           ---------        -----------
     Investment in HSBC
     Bank, USA Short-
     Term Investment
     Fund                           $81,217            $141,143            $232,229             $8,035
                                  =========         ===========           =========        ===========
     Shares of Dime
     Community
     Bancshares, Inc.
     Common Stock:
        Number of shares            438,062      663,147                    445,362     679,644
                                  =========         ===========           =========        ===========
        Cost                     $4,455,983      $6,678,891              $4,465,664     $6,899,951
                                  =========         ===========           =========        ===========
        Market                  $11,061,064      $16,744,463             $7,237,131     $11,044,216
                                  =========         ===========           =========        ===========

                                  * * * * * *

                                                               SCHEDULE 1

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

SCHEDULE H, ITEM 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000

        (A)                     (B)                     ( C )                     (D)                (E)
                            IDENTITY OF            DESCRIPTION OF
PARTIES IN INTEREST           ISSUER                 INVESTMENT                   COST               MARKET
-------------------      ---------------       ----------------------         ------------       ------------

                         Dime Community
Yes                      Bancshares, Inc.      Shares of common stock          $11,134,874        $27,805,527

Yes                      HSBC Bank, USA        Short-term investment               222,360            222,360
                                                  fund
                                                                              ------------       ------------
                                                        Total                  $11,357,234        $28,027,887
                                                                              ============       ============

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancorp, Inc. and Certain Affiliates (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  June 29, 2001
                               /S/  VINCENT F. PALAGIANO
                               -------------------------------
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD AND
                                   CHIEF EXECUTIVE OFFICER





Dated:  June 29, 2001
                               /S/  KENNETH J. MAHON
                               -------------------------------
                               Kenneth J. Mahon
                               EXECUTIVE VICE PRESIDENT AND
                                 CHIEF FINANCIAL OFFICER